Mercedes-Benz Auto Receivables Trust 2020-1
Investor Report
Collection Period Ended   31-Oct-2021

Amounts in USD

Dates

Collection Period No.	17			
Collection Period (from... to)	1-Oct-2021	31-Oct-2021		
Determination Date	10-Nov-2021			
Record Date	12-Nov-2021			
Distribution Date	15-Nov-2021			
Interest Period of the Class A-1 Notes (from... to)	15-Oct-2021	15-Nov-2021	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Oct-2021	15-Nov-2021	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	351,600,000.00	51,965,208.77	27,180,208.28	24,785,000.49	70.492038	0.077304
Class A-3 Notes	351,600,000.00	351,600,000.00	351,600,000.00	0.00	0.000000	1.000000
Class A-4 Notes	80,020,000.00	80,020,000.00	80,020,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,061,220,000.00**	**483,585,208.77**	**458,800,208.28**	**24,785,000.49**		
Overcollateralization	27,225,882.84	27,211,147.07	27,211,147.07			
Adjusted Pool Balance	1,088,445,882.84	510,796,355.84	486,011,355.35			
Yield Supplement Overcollateralization Amount	36,332,043.60	16,489,079.64	15,606,849.17			
Pool Balance	**1,124,777,926.44**	**527,285,435.48**	**501,618,204.52**			

	Amount	Percentage
Initial Overcollateralization Amount	27,225,882.84	2.50%
Target Overcollateralization Amount	27,211,147.07	2.50%
Current Overcollateralization Amount	27,211,147.07	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.262750%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.460000%	19,920.00	0.056655	24,804,920.49	70.548693
Class A-3 Notes	0.550000%	161,150.00	0.458333	161,150.00	0.458333
Class A-4 Notes	0.770000%	51,346.17	0.641667	51,346.17	0.641667
Total		**$232,416.17**		**$25,017,416.66**	

Amounts in USD

Available Funds			Distributions	
Principal Collections	25,503,513.69		(1) Total Servicing Fee	439,404.53
Interest Collections	1,655,825.11		Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	125,582.76		(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	54,401.76		fees (max. $250,000 p.a.)	
Purchase Amounts	0.00		(3) Interest Distributable Amount Class A Notes	232,416.17
Advances made by the Servicer	0.00		(4) Priority Principal Distributable Amount	0.00
Investment Earnings	266.99		(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**27,339,590.31**		(6) Regular Principal Distributable Amount	24,785,000.49
Reserve Fund Draw Amount	0.00		(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**27,339,590.31**		(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
			fees [not previously paid under (2)]	
			(9) Excess Collections to Certificateholders	1,882,769.12
			Total Distribution	**27,339,590.31**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	439,404.53	439,404.53	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	232,416.17	232,416.17	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	19,920.00	19,920.00	0.00
thereof on Class A-3 Notes	161,150.00	161,150.00	0.00
thereof on Class A-4 Notes	51,346.17	51,346.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	232,416.17	232,416.17	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	24,785,000.49	24,785,000.49	0.00
Aggregate Principal Distributable Amount	24,785,000.49	24,785,000.49	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,442,229.41
Reserve Fund Amount - Beginning Balance	5,442,229.41
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	46.22
minus Net Investment Earnings	46.22
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,442,229.41
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	46.22
Net Investment Earnings on the Collection Account	220.77
Investment Earnings for the Collection Period	266.99

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,124,777,926.44	35,214
Pool Balance beginning of Collection Period	527,285,435.48	23,884
Principal Collections	15,870,797.34	
Principal Collections attributable to Full Pay-offs	9,632,716.35	
Principal Purchase Amounts	0.00	
Principal Gross Losses	163,717.27	
Pool Balance end of Collection Period	501,618,204.52	23,329
Pool Factor	44.60%	

	As of Cutoff Date	Current
Weighted Average APR	3.82%	3.91%
Weighted Average Number of Remaining Payments	52.53	37.86
Weighted Average Seasoning (months)	11.02	27.95

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	500,172,250.65	23,288	99.71%
31-60 Days Delinquent	1,089,743.03	31	0.22%
61-90 Days Delinquent	188,226.31	6	0.04%
91-120 Days Delinquent	167,984.53	4	0.03%
Total	501,618,204.52	23,329	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.071%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	163,717.27	9	6,388,196.78	185
Principal Net Liquidation Proceeds	125,499.72		2,312,894.50	
Principal Recoveries	51,175.44		2,712,088.73	
Principal Net Loss / (Gain)	(12,957.89)		1,363,213.55	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.030%)
Prior Collection Period	(0.180%)
Second Prior Collection Period	(0.293%)
Third Prior Collection Period	(0.125%)
Four Month Average	(0.157%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.121%
Average Net Loss / (Gain)	7,368.72

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.